Exhibit 99
	For Release:	August 7, 2025

	Investor Contact:	218-723-3952
shareholder@allete.com
NEWS

ALLETE, Inc. reports second quarter 2025 earnings
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported second quarter 2025 earnings of 55 cents per share on net income of $31.9 million. Last year’s second quarter results were 57 cents per share on net income of $33.0 million. Net income in the second quarter of 2025 includes transaction expenses of $3.4 million after-tax, or 6 cents per share, related to the announced merger. Net income in the second quarter of 2024 included transaction expenses of $14.5 million after-tax, or 25 cents per share.

“Our entire ALLETE team continues to work diligently to execute our Sustainability-in-Action strategy. On July 11, 2025, we were pleased to announce a settlement agreement reached between the Minnesota Department of Commerce, Minnesota Power and its transaction partners Canada Pension Plan Investment Board (“CPP Investments”) and Global Infrastructure Partners (“GIP”) that will deliver enhanced benefits for our customers, our employees and the communities we serve,” said ALLETE Chair, President, and Chief Executive Officer Bethany Owen. “The settlement agreement is a strong, positive step forward in ALLETE’s planned partnership with experienced infrastructure investors, CPP Investments and GIP and demonstrates our commitment to listening and working collaboratively with our stakeholders.”

ALLETE continues to expect the proposed transaction to close in 2025, subject to approval by the Minnesota Public Utilities Commission and other customary closing conditions. Required approvals have been received from all other parties.

ALLETE also announced Superior Water, Light and Power’s (“SWLP”) leadership advanced legislation to help their customers replace lead service lines by working with state and local leaders to support a change in Wisconsin law that will allow SWLP to access federal grants to help offset costs for SWLP customers. The change has been passed by the legislature and signed into law by Governor Evers.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, SWLP and the Company’s investment in the American Transmission Company, recorded second quarter 2025 net income of $23.0 million, compared to $33.7 million in the second quarter a year ago. Net income at Minnesota Power was lower than 2024 reflecting lower margins from industrial customers, higher operating and maintenance expense, higher depreciation expense due to the impact of estimated compliance costs related to an EPA Rule finalized in May 2024 and lower transmission margins. Net income at SWLP was higher than 2024 reflecting new rates implemented in 2025. After-tax equity earnings in the American Transmission Company were higher than 2024 primarily due to additional equity investments.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE Clean Energy recorded second quarter 2025 net income of $900 thousand compared to $2.4 million in 2024. Net income in 2025 reflects lower production and unfavorable pricing at most wind sites, partially offset by higher production at ALLETE Clean Energy’s Caddo wind energy facility. Earnings in 2024 reflected negative impacts from a forced network outage near its Caddo wind energy facility.

New Energy Equity recorded 2025 second quarter net income of $4.7 million, compared to net income of $7.7 million for the same period in 2024. Net income in 2025 includes lower sales of renewable energy projects due to timing of project closings. These decreases were partially offset by higher earnings from tax equity financed solar energy facilities.

Corporate and Other businesses, which include BNI Energy, ALLETE Properties and our investments in renewable energy facilities, recorded net income of $3.3 million in the second quarter of 2025, compared to a net loss of $10.8 million in 2024. Net income in 2025 reflects lower merger-related expenses compared to 2024, and lower income tax expense. Merger-related expenses were $3.4 million after-tax in 2025 compared to $14.5 million in 2024.

“Results for the second quarter of 2025 were impacted primarily by lower industrial margins as a result of lower sales to taconite customers at Minnesota Power which are expected to continue through 2025." said ALLETE Vice President – Chief Financial Officer and Corporate Treasurer Jeff Scissons. “Absent the closing of the transaction and the rate case stay-out provision in the settlement agreement with the Minnesota Department of Commerce, Minnesota Power would be filing a rate case to account for reduced revenue, increased depreciation from capital investments and inflationary pressures. The rate case stay out provision in the settlement agreement provides immediate customer savings on top of numerous other commitments that benefit ALLETE stakeholders, customers and communities.”

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Operating Revenue
Contracts with Customers – Utility	$305.1	$279.8	$637.9	$618.1
Contracts with Customers – Non-utility	53.8	73.5	119.7	137.2
Other – Non-utility	1.4	1.2	2.9	2.5
Total Operating Revenue	360.3	354.5	760.5	757.8
Operating Expenses
Fuel, Purchased Power and Gas – Utility	113.3	107.3	236.3	240.8
Transmission Services – Utility	19.3	1.6	38.3	24.3
Cost of Sales – Non-utility	24.3	31.8	49.2	56.2
Operating and Maintenance	96.6	102.1	189.6	193.8
Depreciation and Amortization	73.2	66.0	142.9	131.0
Taxes Other than Income Taxes	15.6	16.3	33.2	35.0
Total Operating Expenses	342.3	325.1	689.5	681.1
Operating Income	18.0	29.4	71.0	76.7
Other Income (Expense)
Interest Expense	(23.1)	(20.1)	(44.5)	(40.5)
Equity Earnings	5.9	5.9	11.9	11.4
Other	5.2	5.9	9.8	14.5
Total Other Expense	(12.0)	(8.3)	(22.8)	(14.6)
Income Before Income Taxes	6.0	21.1	48.2	62.1
Income Tax Expense (Benefit)	(0.6)	1.4	6.9	5.4
Net Income	6.6	19.7	41.3	56.7
Net Loss Attributable to Non-Controlling Interest	(25.3)	(13.3)	(46.7)	(27.0)
Net Income Attributable to ALLETE	$31.9	$33.0	$88.0	$83.7
Average Shares of Common Stock
Basic	58.0	57.7	58.0	57.7
Diluted	58.1	57.8	58.0	57.7
Basic Earnings Per Share of Common Stock	$0.55	$0.57	$1.52	$1.45
Diluted Earnings Per Share of Common Stock	$0.55	$0.57	$1.52	$1.45
Dividends Per Share of Common Stock	$0.73	$0.705	$1.46	$1.41

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30,	Dec. 31,		Jun. 30,	Dec. 31,
	2025	2024		2025	2024
Assets			Liabilities and Equity
Cash and Cash Equivalents	$55.4	$32.8	Current Liabilities	$337.9	$404.2
Other Current Assets	397.5	402.4	Long-Term Debt	1,931.8	1,704.7
Property, Plant and Equipment – Net	5,324.0	5,181.5	Deferred Income Taxes	278.9	253.4
Regulatory Assets	363.0	371.7	Regulatory Liabilities	586.7	570.5
Equity Investments	350.5	340.1	Defined Benefit Pension and Other Postretirement Benefit Plans	99.4	118.2
Goodwill and Intangibles – Net	155.3	155.3	Other Non-Current Liabilities	311.4	312.8
Other Non-Current Assets	267.5	270.5	Redeemable Non-Controlling Interest	0.8	0.4
			Equity	3,366.3	3,390.1
Total Assets	$6,913.2	$6,754.3	Total Liabilities, Redeemable Non-Controlling Interest and Equity	$6,913.2	$6,754.3

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2025	2024	2025	2024
Millions
Regulated Operations	$23.0	$33.7	$61.4	$77.9
ALLETE Clean Energy	0.9	2.4	8.3	6.2
New Energy	4.7	7.7	13.9	11.7
Corporate and Other	3.3	(10.8)	4.4	(12.1)
Net Income Attributable to ALLETE	$31.9	$33.0	$88.0	$83.7
Diluted Earnings Per Share	$0.55	$0.57	$1.52	$1.45

Statistical Data
Corporate
Common Stock
High	$66.40	$65.86	$66.40	$65.86
Low	$63.27	$56.66	$63.27	$55.86
Close	$64.07	$62.35	$64.07	$62.35
Book Value	$49.31	$48.86	$49.31	$48.86

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	231	225	563	531
Commercial	304	307	658	645
Industrial	1,530	1,729	3,104	3,527
Municipal	108	105	240	230
Total Retail and Municipal	2,173	2,366	4,565	4,933
Other Power Suppliers	981	579	1,907	1,336
Total Regulated Utility Kilowatt-hours Sold	3,154	2,945	6,472	6,269

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$36.9	$34.4	$86.2	$81.1
Commercial	44.1	42.9	92.4	90.3
Industrial	136.5	146.3	274.9	304.8
Municipal	8.2	7.4	17.8	16.4
Total Retail and Municipal Electric Revenue	225.7	231.0	471.3	492.6
Other Power Suppliers	47.3	30.4	94.4	70.4
Other (Includes Water and Gas Revenue)	32.1	18.4	72.2	55.1
Total Regulated Utility Revenue	$305.1	$279.8	$637.9	$618.1

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802